FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of    NOVEMBER  , 1997
                 -------------
                          TURBODYNE TECHNOLOGIES INC.
  --------------------------------------------------------------------------
                (Translation of registrant's name into English)

     SUITE 1550, WARNER CENTER, 21700 OXNARD ST, WOODLAND HILLS, CA 91367
  --------------------------------------------------------------------------
                   (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F     X       Form 40-F
                             ----------            ---------

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes           No    X
                             ---------    ---------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                    ------------

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                   (Registrant)


Date:  DECEMBER 1, 1997            By:  /s/ Andrew Lee
       ----------------                 -----------------------
                                        Andrew Lee
                                        Corporate Secretary and Controller

     *Print the name and title of the signing officer under his signature

                                    FORM 61

                               QUARTERLY REPORT


INCORPORATED AS PART OF:     X    SCHEDULE A
                         ________

ISSUER DETAILS:

NAME OF ISSUER:            TURBODYNE TECHNOLOGIES INC.

ISSUER ADDRESS:            #510 - 1090 West Pender Street
                           Vancouver, B.C.
                           V6E 2N7

CONTACT PERSON:            Leon E. Nowek

CONTACT'S POSITION:        Director/C.F.O.

CONTACT TELEPHONE NUMBER:  682-8854

FOR QUARTER ENDED:         September 30, 1997

DATE OF REPORT:            November 28, 1997


CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B AND C.


LEON E. NOWEK                      LEON E. NOWEK                 97/11/28
----------------------------------------------------------------------------
NAME OF DIRECTOR                   SIGN                          DATE SIGNED

EUGENE A. HODGSON                  EUGENE A. HODGSON             97/11/28
----------------------------------------------------------------------------
NAME OF DIRECTOR                   SIGN                          DATE SIGNED

                          TURBODYNE TECHNOLOGIES INC.

                          CONSOLIDATED BALANCE SHEETS
                   (STATED IN THOUSANDS OF CANADIAN DOLLARS)
                     (UNAUDITED - PREPARED BY MANAGEMENT)

----------------------------------------------------------------------
                                          SEPTEMBER 30    SEPTEMBER 30
                                              1997             1996
----------------------------------------------------------------------
ASSETS

CURRENT
   Cash                                        $10,980         $ 2,778
   Accounts receivable                          10,251           5,903
   Advances receivable                             496             155
   Inventories                                   9,415           4,780
   Prepaid expenses and deposits                 2,506           1,142
   Deferred tax assets                             345             388
                                              ------------------------
                                                33,993          15,146
CAPITAL ASSETS                                  20,061          13,307
PRODUCT DEVELOPMENT COSTS                       14,888           7,373
GOODWILL                                        20,417          21,507
OTHER                                               96             358
                                              ------------------------
                                               $89,455         $57,691
======================================================================
LIABILITIES

CURRENT
   Accounts payable and accrued liabilities    $ 7,815         $ 5,603
   Notes payable                                   115           5,860
   Current portion of long term debt             1,729           1,004
                                              ------------------------
                                                 9,659          12,467
LONG TERM DEBT                                  13,099           1,447
DEFERRED INCOME TAX                              1,473           1,356
SHARE SUBSCRIPTIONS RECEIVED                         -             150
                                              ------------------------
                                                24,231          15,420
                                              ------------------------
SHAREHOLDERS' EQUITY

SHARE CAPITAL - COMMON                          57,240          28,664
              - PREFERENCE                      13,351               -
SPECIAL WARRANTS                                 3,951          18,135
DEFICIT                                         (9,525)         (4,543)
CUMULATIVE TRANSLATION ADJUSTMENT                  207              15
                                              ------------------------
                                                65,224          42,271
                                              ------------------------
                                               $89,455         $57,691
======================================================================

                          TURBODYNE TECHNOLOGIES INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
       (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE INFORMATION)
                     (UNAUDITED - PREPARED BY MANAGEMENT)

                                        9 Months Ended  9 Months Ended
                                         September 30,   September 30,
                                              1997            1996
----------------------------------------------------------------------
NET SALES                                    $  39,410       $   9,315

COST OF GOODS SOLD                              31,479           7,839
                                             -------------------------
GROSS PROFIT                                     7,931           1,476

OPERATING EXPENSES                              10,204           2,751
                                             -------------------------
OPERATING LOSS                                  (2,273)         (1,275)
                                             -------------------------
NON OPERATING ITEMS
   Interest income                                  46             185
   Interest expense                               (829)           (247)
   Other                                             -             (31)
   Amortization of goodwill                       (817)           (272)
                                             -------------------------
                                                (1,600)           (365)
                                             -------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES          (3,873)         (1,640)

PROVISION FOR INCOME TAXES                         159               -
                                             -------------------------
NET LOSS FOR THE PERIOD                         (4,032)         (1,640)

DEFICIT, BEGINNING OF PERIOD                    (5,461)         (2,903)
                                             -------------------------
                                             $  (9,493)       $ (4,543)

DIVIDENDS                                           32               -
                                             -------------------------
DEFICIT, END OF PERIOD                          (9,525)         (4,543)
======================================================================
LOSS PER SHARE                                   (0.16)          (0.09)
                                              ========================

                          TURBODYNE TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (IN THOUSANDS OF CANADIAN DOLLARS)
                     (UNAUDITED - PREPARED BY MANAGEMENT)

                                           9 Months        9 Months
                                             Ended           Ended
                                         September 30,   September 30,
                                              1997            1996
----------------------------------------------------------------------
OPERATING ACTIVITIES
  Loss for the period                        $  (4,032)       $ (1,640)
  Add non cash items
    Amortization of goodwill                       817             272
    Depreciation                                 1,799             618
                                             -------------------------
                                                (1,416)           (750)
  Change in non cash working capital items      (6,704)          1,416
                                             -------------------------
                                                (8,120)            666
                                             -------------------------
FINANCING ACTIVITIES
  Proceeds from debt obligations                 6,231           3,221
  Repayment of debt obligations                 (1,181)         (2,897)
  Issue of common shares                         8,825          21,747
  Issue of preference shares                    13,351               -
  Issue of special warrants                          -          18,135
  Dividends                                        (32)              -
  Shares subscriptions received                      -             150
                                             -------------------------
                                                27,194          40,356
                                             -------------------------
INVESTING ACTIVITIES
  Acquisition of subsidiary operations               -         (32,370)
  Capital assets (net of depreciation
    allocated to product development costs)     (6,320)         (2,453)
  Product development costs                     (6,020)         (3,372)
  Other                                            (58)           (358)
                                             -------------------------
                                               (12,398)        (38,553)
                                             -------------------------
NET INCREASE IN CASH                             6,676           2,469

CASH, BEGINNING OF PERIOD                        4,304             309
                                             -------------------------
CASH, END OF PERIOD                           $ 10,980        $  2,778
======================================================================


                                    FORM 61

                               QUARTERLY REPORT


INCORPORATED AS PART OF   X     SCHEDULES B & C
                        -----

ISSUER DETAILS:

NAME OF ISSUER:                 TURBODYNE TECHNOLOGIES INC.

ISSUER ADDRESS:                 #510 - 1090 West Pender Street
                                Vancouver, B.C.
                                V6E 2N7

CONTACT PERSON:                 Leon E. Nowek

CONTACT'S POSITION:             Director/C.F.O.

CONTACT TELEPHONE NUMBER:       682-8854

FOR QUARTER ENDED:              September 30, 1997

DATE OF REPORT:                 November 28, 1997


                                  CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THAT THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B AND C.


LEON E. NOWEK                      LEON E. NOWEK                 97/11/28
----------------------------------------------------------------------------
NAME OF DIRECTOR                   SIGN                          DATE SIGNED

EUGENE A. HODGSON                  EUGENE A. HODGSON             97/11/28
----------------------------------------------------------------------------
NAME OF DIRECTOR                   SIGN                          DATE SIGNED

                                                                 SCHEDULE B
                          TURBODYNE TECHNOLOGIES INC.

                           SUPPLEMENTARY INFORMATION

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997


1.   For the current fiscal year-to-date:

     Supplementary schedules  -Consolidated Schedule of Deferred Product
                                 Development Costs
                              -Consolidated Schedule of Operating Costs

     (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

          Project management fees                 $336,000
          Consulting fees                         $503,000
          Rent (Ensenada facility)                $186,000

     (b)  The following amounts are due from related parties:

          Advances receivable from directors,
          interest free and payable on demand     $361,000

2.   For the quarter under review:

     (a)  Summary of securities issued during the third quarter:

          Common Shares:


                                                                  Type of
Date    Type of Issue            #      Price      Gross       Consideration
-----------------------------------------------------------------------------
Jul-97  Special Warrants
          converted          4,013,000         17,446,917.50   Conversion
Jul-97  Warrants exercised     625,000   5.50   3,437,500.00   Cash
Jul-97  Options exercised       15,333   4.66      71,451.78   Cash
Aug-97  Options exercised       53,667   4.66     250,088.22   Cash
Sep-97  Options exercised        6,500   4.66      30,290.00   Cash
                             ---------         -------------

TOTAL ISSUED                 4,713,500         21,236,247.50
                             =========         =============



*    Note:
     Company's prospectus dated June 24, 1997 to qualify the Series "A" Special Warrants was receipted effective June 27, 1997.
     112,000 Series "A" Special Warrant holders tendered their warrants for conversion before the June 30 month-end and the July 2, 1997 automatic conversion date.
     The remaining 4,013,000 Series "A" Special Warrants were automatically converted on July 2, 1997.
     625,000 ordinary share purchase warrants attached to the Special Warrants were exercised and the remainder expired at 4:00 pm July 2, 1997.

                          TURBODYNE TECHNOLOGIES INC.

                           SUPPLEMENTARY INFORMATION

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997


2.   (Continued)

     (b)  Summary of options granted during the quarter:


          Date                Shares    Price     Expiry
          ----------------------------------------------
               None



3.   As at the end of the quarter:

     (a)  Issued and outstanding:

          Authorized:
               100,000,000 Common shares without par value
               100,000,000 Class A preference shares without par value (none issued)
               100,000,000 Class B preference shares without par value (none issued)
                    10,000 Series A convertible Class A preference shares without par value

          (i)  Issued and Outstanding Common Shares:


                                              September 30, 1997
                                        -------------------------------
                                          Number
                                        of Shares              Amount
                                        -------------------------------
Balance, beginning of the period         23,580,098       $ 30,438,092

Issued for cash
  Private Placements (net of share
    issue costs and finders fees of
    $ nil (1996 - $164,060)                       -                  -
  Exercise of Warrants                    1,002,014          5,679,180
  Exercise of incentive stock options       752,500          3,324,825

Conversion of Series "A" Special
  Warrants (net of share issue
  costs $179,098)                         4,125,000         17,797,517
                                         -----------------------------
Balance, end of the period               29,459,612       $ 57,239,614
                                         =============================


                          TURBODYNE TECHNOLOGIES INC.

                           SUPPLEMENTARY INFORMATION

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997


3.   (Continued)

     (ii) Issued and Outstanding Series A convertible Class A Preference
          Shares:


                                              September 30, 1997
                                        -------------------------------
                                          Number
                                        of Shares              Amount
                                        -------------------------------
     Balance, beginning of the period             -       $          -

     Issued for cash
        Private Placement (net of share
        issue costs $91,577)                 10,000         13,350,983
                                            --------------------------
     Balance, end of the period              10,000        $13,350,983
                                            ==========================



(b)  Summary of warrants outstanding:


                                           Exercised Subsequent to Sept 30/97
                                           ----------------------------------
                             Exercise
    #     Expiry Date        Price             #                 Gross
  ---------------------------------------------------------------------------
  33,333  December 1, 1998   4.50 US$          -                    -



     Summary of options outstanding:


                                           Exercised Subsequent to Sept 30/97
                                           ----------------------------------
                             Exercise
    #     Expiry Date        Price             #                 Gross
  ---------------------------------------------------------------------------
  107,000 December 27, 1997  4.66            2,000               9,320
  231,000 February 27, 1998  7.13              -                   -
  475,000 September 3, 1998  9.00              -                   -
  305,000 September 12, 1998 9.00              -                   -
  480,000 January 6, 1999    9.85              -                   -
  230,000 August 17, 1999    4.75              -                   -
1,511,500 March 2, 2002      4.50 US$          -                   -
---------
3,339,500
=========


                          TURBODYNE TECHNOLOGIES INC.

                           SUPPLEMENTARY INFORMATION

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997


3.  (Continued)

    Summary of Series "C" special warrants outstanding:


                                           Exercised Subsequent to Sept 30/97
                                           ----------------------------------
                                  Exercise
    #     Expiry Date             Price        #                 Gross
  ---------------------------------------------------------------------------
  500,000 For holders resident    4.50 US$     -                  -
          in Ontario, June 30,
          1998. For all other
          holders December 31,
          1997



     The Company has agreed to reduce the exercise price of the ordinary warrants to be issued on deemed exercise of the Series "C" Special Warrants from $9.50 (Cdn.) per share to $4.50 (U.S.) per share. In addition, the Company has agreed to extend the exercise date of the Series "C" Special Warrants and Series "C" Ordinary Warrants to December 31, 1997 for holders resident in jurisdictions other than Ontario. In the case of holders resident in Ontario, the expiry date will be June 30, 1998 to reflect the longer hold period required in Ontario.

     (c)  Total number of shares held in escrow:       4,150,000

          Total number of shares subject to pooling:   nil

     (d)  List of directors:

          Edward M. Hallmi
          Daniel Geronazzo
          Leon E. Nowek
          Wendell R. Anderson
          Eugene A. Hodgson
          Robert  F. Taylor
          Dr. S.K. Durairaj
          Bruno Steinhauser

                                                  SUPPLEMENTARY SCHEDULE 1
                          TURBODYNE TECHNOLOGIES INC.

                  CONSOLIDATED SCHEDULE OF OPERATING EXPENSES
                     (UNAUDITED - PREPARED BY MANAGEMENT)


                                             9 Months         9 Months
                                               Ended            Ended
                                           September 30     September 30
                                                1997             1996
------------------------------------------------------------------------
Advertising and  trade shows                $   494,000       $   57,000
Bad debts                                       145,000                -
Bank charges, interest and exchange, net        (21,000)          50,000
Consulting  fees                              1,808,000          238,000
Customs                                         101,000           30,000
Depreciation                                    277,000           48,000
Filing and transfer fees                         57,000           66,000
Fiscal agency fees                              211,000          123,000
Insurance                                       400,000           62,000
Investor relations                              544,000           96,000
Management fees                                       -           23,000
Occupancy                                       310,000          299,000
Office administration and sundry                655,000           58,000
Printing                                         63,000           19,000
Professional fees                               765,000          422,000
Salaries and employee benefits                2,974,000          840,000
Telephone                                       165,000           49,000
Travel and business development               1,097,000          246,000
Vehicle                                         159,000           25,000
                                            ----------------------------
Total Operating  Expenses                   $10,204,000       $2,751,000
========================================================================


                                                SUPPLEMENTARY SCHEDULE 2
                          TURBODYNE TECHNOLOGIES INC.

          CONSOLIDATED SCHEDULE OF DEFERRED PRODUCT DEVELOPMENT COSTS
                     (UNAUDITED - PREPARED BY MANAGEMENT)


                                             9 Months         9 Months
                                               Ended            Ended
                                           September 30     September 30
                                                1997             1996
------------------------------------------------------------------------
Project consulting                             $105,000         $271,000
Depreciation of equipment used in development   163,000          116,000
Project management fees                         336,000           62,000
Office expenses related to project space        151,000          124,000
Project space rent and occupancy costs          274,000          178,000
Project development (testing R&D,
  evaluations)                                2,544,000        1,531,000
Project staff salaries and benefits           2,471,000        1,257,000
Telephone and fax                                87,000           36,000
Travel related to product testing and
  evaluation                                     52,000           27,000
                                            ----------------------------
Deferred Product Development Costs
  for the period                              6,183,000        3,602,000

PRODUCT DEVELOPMENT COSTS, BEGINNING
  OF PERIOD                                   8,705,000        3,771,000
                                            ----------------------------
PRODUCT DEVELOPMENT COSTS, END OF PERIOD    $14,888,000       $7,373,000
========================================================================


                                                            SCHEDULE C
                          TURBODYNE TECHNOLOGIES INC.

                             MANAGEMENT DISCUSSION

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (ALL REFERENCES IN CANADIAN DOLLARS)



Please find enclosed our consolidated financial results for the third quarter of 1997. The Company continues to make very positive progress in both our Turbodyne related technology as well as our auto parts and aluminum castings divisions.

Turbodyne completed a three year $10 million U.S. Series One convertible Class "A" Preference share (the "Class A Preferred") financing with GEM Advisors Inc., a member of the London based Global Emerging Markets Group. Commission paid to the brokers was 3% of the gross proceeds. The Class A Preferred accrue cumulative dividends at a rate of 7% per annum and carry a conversion right into common shares based on a conversion price determined by a conversion formula. The holders of the Class A Preferred may convert into common shares at any time after January 8, 1998 and prior to September 8, 2000. After September 8, 2000, the outstanding shares of Series A Preferred automatically convert to common shares.

The EPA published Turbodyne and Detroit Diesel's joint Urban Bus retrofit kit application in October. This initiated a 45 Day comment period which will run until December 21, 1997. The Company anticipates the formal certification of this kit will now be granted in early January, 1998.

Joint testing of the urban bus retrofit kit by Detroit diesel and Turbodyne continues to expand and now includes such transit companies as Milwaukee Wisconsin, Toledo, Ohio, Washington, DC, Riverside, CA and Baltimore, MD. Test results have not been published but appear to meet or exceed expectations in both the pollution reduction and fuel economy areas. In addition the company is working with the Gardner Group in England on a testing program with their engines in both double decker buses and taxicabs.

The Company continues active discussion with a number of OEM's and fully expects to finalize a supply agreement prior to the end of 1997. The addition of Mr. Walter Ware as Chief Operating Officer, has had a significant impact on the negotiating process with the various OEM's and is positively affecting the Companies operational capabilities and its ability to produce large quantities product on time to meet the demand of our customers. In addition, Mr. Ware is currently recruiting the management expertise he requires to move forward in both the production and sales areas.

Pacific Baja recorded sales of $39,410,000 Cdn ($28,558,000 U.S.) during the nine months ending September 30th, 1997, which is on budget for year to date. Third quarter sales were down from the prior two quarters due to the seasonal decline in wheel sales throughout North America.

The costs of sales continued to be higher than budgeted due to the additional cost of ramping up for the Navistar order during the first and second quarter. In addition, the production group experienced a higher level of scapping and recasting for the new product lines than was originally expected in order to obtain the necessary quality levels for the new product lines.

                          TURBODYNE TECHNOLOGIES INC.

                             MANAGEMENT DISCUSSION

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (ALL REFERENCES IN CANADIAN DOLLARS)


Operating expenses were lower than budgeted during the third quarter, however increased debt loads on the operating lines of credit resulted in a higher than expected interest cost. Overall operating expenses of $4.6 million Cdn ($3.4 million U.S.) are slightly higher than the budgeted amount of $4.4 million Cdn ($3.2 million U.S.).

The September 30, 1996 comparative figures reflect the acquisition of the U.S. subsidiary on July 2, 1996, hence, the 1996 results incorporate only three months of Pacific Baja's financial operations from July 2, 1996 to September 30, 1996.

The immediate future for Baja, however, looks extremely positive. The Company will soon close on the acquisition of a 120,000 square foot production facility in Ensenada, Mexico which will double our capacity. The Navistar order will also be in full production by the first quarter of 1998, which will have a very positive effect on our cash flow for next year.

As well, the Mexican Government recently announced a 40% content law for all vehicles produced in Mexico. Baja management has already been approached by a number of auto markers to discuss the manufacturing of various aluminum casted parts. We should feel the full impact of this new legislation by mid 1998.

The Company continues an active investor relations program in both North America and Europe. In September senior management met with EQSDAQ officials in Brussels including many senior European officials from both business and government. The Company then participated in a European investor roadshow sponsored by Investmentbank Austria and the Bayerische Vereinsbank, both of whom are our market makers on EASDAQ.

Company officials continued to present at a variety of industry forums including the American Public Transit Association in Nashville, the Society of Automotive Engineers in San Diego and the American Trucking Show in Las Vegas.

At September 30, 1997, the Company maintained 3 individuals, in-house, for investor relations services at a combined cost of $13,500 per month for no fixed term.

During the quarter, the Company expended $1,851,000 on project development costs related to the development and commercialization of the 1200, 2200, 2500 and 3000 series Turbopac products. To date the Company expended a cumulative of $14,888,000 on product development costs.

The working capital of the Company at September 30, 1997 is a positive $24,334,000.

No stock options were granted during the quarter.

                          TURBODYNE TECHNOLOGIES INC.

                             MANAGEMENT DISCUSSION

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (ALL REFERENCES IN CANADIAN DOLLARS)


Effective July 18, 1997, the Company formally delisted its shares from trading on the Vancouver Stock Exchange. The Company continues to trade on NSADAQ Small Capital Market under the symbol "TRBDF". In addition due to the increased European business opportunities, the Company listed on EASDAQ July 30, 1997 where the Company's shares commenced trading under the symbol "TRBD".

The Company's Series "C" Special Warrant unit holders have agreed to a proposal to reduce the exercise price of the ordinary warrants to be issued on deemed exercise of the Series "C" Special Warrants from $9.50 (Cdn) per share to $4.50 (U.S.) per share in exchange for the unit holder waiving the Company's obligation to qualify the issuance of shares. In addition, the Company has agreed to extend the exercise date of the Series "C" Special Warrants and Series "C" ordinary Warrants. For holders resident in jurisdiction other than Ontario, the expiry date will be December 31, 1997. In the case of holders resident in Ontario, the expiry date will be June 30, 1998 to reflect the longer hold period required in Ontario.

Our corporate focus in the near term continues to be on both formalizing our relationship with a significant OEM partner and improving our production expertise to meet increased anticipated customer demand once the Turbopac 2500 is certified by the EPA in early January 1998.